Exhibit 12.2


                                  CERTIFICATION
                                  -------------


I, Klaus Nyborg, certify that:

1.   I have reviewed this Form 20-F of A/S Steamship Company Torm; and

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report.



Date: March 25, 2005



/s/ Klaus Nyborg
----------------
Chief Financial Officer